UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)

_________________________

Edible Garden AG Incorporated
(Name of Issuer)

________________________

Common Stock, $0.001 par value

(Title of Class of Securities)

28059P303

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of Statement)

_________________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38209G103

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). M2B Funding Corp. 88-3459534
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Florida

Number of shares beneficially owned by each reporting person with	5	Sole voting power 700,000 shares
	6	Shared voting power 0
	7	Sole dispositive power 700,000 shares
	8	Shared dispositive power 0

9	Aggregate amount beneficially owned by each reporting person 700,000 shares
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 9%
12	Type of reporting person (see instructions) 00

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CUSIP No. 28059P303

Item 1

(a)	Name of Issuer: Edible Garden AG Incorporated

(b)	Address of Issuer’s Principal Executive Offices: 283 COUNTY ROAD 519, BELVIDERE, New Jersey, 07823

Item 2

(a)	Name of Persons Filing: M2B Funding Corp.

(b)	Address of Principal Business Office or, if none, Residence: 66 W. Flagler Street, Suite 900, Miami, Florida 33130

(c)	Citizenship: Florida

(d)	Title of Class of Securities: Common Stock, $0.001 par value

(e)	CUSIP Number: 28059P303

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned 700,000 shares Common Stock

(b)	Percent of class: 9 % of the outstanding shares

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote of 9 % of the outstanding shares

	(ii)	Shared power to vote or to direct the vote

	(iii)	Sole power to dispose or to direct the disposition of 9 % of the outstanding shares

	(iv)	Shared power to dispose or to direct the disposition of

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Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

M2B FUNDING CORP.

Dated: September 30, 2024	By:	/s/ Daniel Kordash
Daniel Kordash
President

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